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                     January 12, 2024

       William B. Furr
       Chief Financial Officer
       Hilltop Holdings Inc.
       6565 Hillcrest Avenue
       Dallas, TX 75205

                                                        Re: Hilltop Holdings
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-31987

       Dear William B. Furr:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.





                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance